UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Reports in January 2023 a Passenger Traffic Increase of 33.1% Compared to 2022

GUADALAJARA, Mexico, Feb. 03, 2023 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for the month of January 2023, compared with the same period of 2022.

For January 2023, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 30.0%, compared to the same period of 2022. Puerto Vallarta, Los Cabos, Guadalajara, and Tijuana presented an increase in passenger traffic of 46.5%, 39.2%, 31.7%, and 20.1% respectively, compared to January 2022. On the other hand, Montego Bay increase by 67.6% and Kingston 59.6%, compared to 2022.

Domestic Terminal Passengers (in thousands):

Airport	Jan-22	Jan-23	% Change
Guadalajara	737.5	991.1	34.4%
Tijuana*	592.8	713.6	20.4%
Puerto Vallarta	162.2	226.2	39.5%
Los Cabos	170.5	229.8	34.8%
Montego Bay	0.0	0.0	0.0%
Guanajuato	128.5	180.4	40.4%
Hermosillo	122.5	157.4	28.4%
Kingston	0.1	0.0	(30.2%)
Morelia	51.4	67.3	30.8%
Mexicali	99.5	123.4	24.0%
La Paz	74.7	77.8	4.1%
Aguascalientes	50.3	54.4	8.1%
Los Mochis	30.9	32.2	4.3%
Manzanillo	7.8	9.1	17.3%
Total	2,228.6	2,862.6	28.4%

International Terminal Passengers (in thousands):
Airport	Jan-22	Jan-23	% Change
Guadalajara	361.7	456.8	26.3%
Tijuana*	328.6	393.4	19.7%
Puerto Vallarta	306.8	460.9	50.3%
Los Cabos	318.8	451.4	41.6%
Montego Bay	267.6	448.4	67.6%
Guanajuato	67.8	77.9	14.9%
Hermosillo	6.7	6.6	(2.1%)
Kingston	91.5	146.0	59.7%
Morelia	44.3	56.8	28.1%
Mexicali	0.3	0.5	50.2%
La Paz	2.3	1.2	(50.0%)
Aguascalientes	18.8	22.9	22.0%
Los Mochis	0.6	0.6	1.0%
Manzanillo	8.8	9.4	7.6%
Total	1,824.6	2,532.8	38.8%

Total Terminal Passengers (in thousands):
Airport	Jan-22	Jan-23	% Change
Guadalajara	1,099.2	1,447.9	31.7%
Tijuana*	921.4	1,107.0	20.1%
Puerto Vallarta	468.9	687.1	46.5%
Los Cabos	489.2	681.2	39.2%
Montego Bay	267.6	448.4	67.6%
Guanajuato	196.2	258.3	31.6%
Hermosillo	129.3	164.0	26.8%
Kingston	91.5	146.1	59.6%
Morelia	95.7	124.1	29.6%
Mexicali	99.8	123.8	24.1%
La Paz	77.0	78.9	2.4%
Aguascalientes	69.1	77.3	11.9%
Los Mochis	31.5	32.9	4.3%
Manzanillo	16.6	18.6	12.1%
Total	4,053.2	5,395.5	33.1%
*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):
Airport	Jan-22	Jan-23	% Change
Tijuana	327.0	391.0	19.6%

Highlights for the month:

  Seats and load factors: The number of seats available during January 2023 increased by 15.3%, compared to January 2022; load factors for the month went from 68.7% in January 2022 to 79.2% in January 2023.

  New routes:

    Guadalajara – Monterrey: Aeromexico
    Puerto Vallarta – Indianapolis: Sun Country
    Puerto Vallarta – Abbotsford: Flair Airlines

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico ’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts: Saúl Villarreal, Chief Financial Officer Alejandra Soto, IRO and Corporate Finance Director	svillarreal@aeropuertosgap.com.mx asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: February 3, 2023	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer